Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					12 Weeks Ended
	Jan. 3,	Jan. 2,	Jan. 1,	Dec. 31,	Dec. 29,	Mar. 24,	Mar. 23,
(In thousands, except ratios)	2009	2010	2011	2011	2012	2012	2013

Fixed Charges:
Interest expense on	$26,466	24,372	23,403	24,894	24,944	5,138	6,009
Indebtedness

Rent expense (1/3 of total	7,299	8,565	8,164	6,400	7,612	1,477	2,106
rent expense)

Total fixed charges	$33,765	32,937	31,567	31,294	32,556	6,615	8,115

Earnings:
Income (loss) before	$53,791	23,750	72,126	58,428	(121,694)	9,069	2,966
provision for income taxes

Fixed charges	33,765	32,937	31,567	31,294	32,556	6,615	8,115

Total earnings (loss)	$87,556	56,687	103,693	89,722	(89,138)	15,684	11,081

Ratio	2.59x	1.72x	3.28x	2.87x	-2.74x	2.37x	1.37x